[DLA PIPER LETTERHEAD]

DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Jeffrey M. Sullivan jeffrey.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

July 29, 2010

VIA EDGAR AND UPS OVERNIGHT

Karen J. Garnett, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010 CF/AD8
Washington, D.C. 20549

Re:
STAG Industrial, Inc.
Registration Statement on Form S-11
CIK No.: 0001479094
Filed July 29, 2010

Dear Ms. Garnett:

        On July 29, 2010, STAG Industrial, Inc. filed a registration statement on Form S-11 for its initial public offering. For your convenience, enclosed are four courtesy copies of this Form S-11.

        As counsel to STAG Industrial, Inc., we greatly appreciate the staff's assistance in processing this filing. If I can be of any assistance, please feel free to contact me at (919) 786-2003.

Very truly yours,
/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

Enclosures

cc:
Gilbert G. Menna, Goodwin Procter LLP (without enclosures)
Daniel P. Adams, Goodwin Procter LLP (without enclosures)
Benjamin S. Butcher, STAG Industrial, Inc. (without enclosures)
Kathryn Arnone, STAG Industrial, Inc. (without enclosures)